FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) for December 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: January 28, 2009

BY:

Chris Robbins

It’s       Vice President

(Title)

click here for printer-friendly PDF version

ANGLO SWISS RESOURCES INC.

Suite 309 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

January 28, 2009

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

December 9, 2008

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

Anglo Swiss Resources Inc. Announces Financing with the MineralFields Group

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), December 9, 2008, 2:pm PST – Anglo Swiss Resources Inc. ("Anglo Swiss") announced today that it intends to complete the following non-brokered private placement (the “Private Placement”), subject to receipt of all applicable regulatory approvals:

(i)

up to 5,500,000 flow-through units of Anglo Swiss ("Flow-Through Units") at a price of $0.10 per Flow-Through Unit for total gross proceeds of up to $550,000, each Flow-Through Unit consisting of one flow-through common share and one non-flow-through common share purchase warrant of Anglo Swiss (“Warrant”), each Warrant entitling the holder thereof to acquire one non-flow-through common share of Anglo Swiss (“Share”) for a period of 24 months from the closing of the Private Placement at a price of $0.18 per Share during the first 12 month period and at a price of $0.25 per Share during the second 12 month period.

All securities issuable under this Private Placement will be subject to a hold period under Canadian securities laws of four months and one day from the closing date.

Anglo Swiss intends to use the proceeds from the Private Placement to fund further exploration on its wholly-owned Kenville Gold Property and on the Fry Inlet Diamond Property in which it is earning up to a 60% interest pursuant to an option and joint venture agreement.

The MineralFields Group has advised Anglo Swiss that it intends to acquire 5,000,000 Flow-Through Units for gross proceeds of $500,000. “We are very pleased to be renewing our relationship with MineralFields Group”, said Len Danard, President and CEO.  “This is another important milestone in the growth of Anglo Swiss Resources Inc. and we look forward to working with the MineralFields Group as we develop our holdings in British Columbia and the NWT of Canada.”

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com.  First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies.  MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

This press release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains forward-looking statements which are based on Anglo Swiss' current internal expectations, which may prove to be incorrect.  These statements are not a guarantee of future performance and undue reliance should not be placed on them.  Such forward-looking statements necessarily involve known and unknown risks and uncertainties that are common to junior mineral exploration companies.  These risks and uncertainties include, among other things, Anglo Swiss' need for additional funding to continue its exploration efforts, changes in general economic, market and business conditions; and competition for, among other things, capital and skilled personnel. Anglo Swiss undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

December 9, 2008

ANGLO SWISS COMPLETES PRIVATE PLACEMENT OF $547,000 EQUITY OFFERING

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), December 18, 2008, 2:00 pm PST – Anglo Swiss Resources Inc. ("Anglo Swiss") is pleased to announce today that it has completed the non-brokered private placement of 5,470,000 flow-through units ("Flow-Through Units") of Anglo Swiss at a price of $0.10 per Flow-Through Unit for gross proceeds of $547,000 of which $500,000 was completed with the MineralFields Group, subject to final TSX Venture Exchange approval.  Each Flow-Through Unit consisted of one flow-through common share and one non-flow-through common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss on or before December 17, 2010 at a price of $0.18 per share during the first 12 month period and at a price of $0.25 per share during the second 12 month period.

Anglo Swiss intends to use the proceeds from the private placement to fund further exploration on its wholly-owned Kenville Gold Property and on the Fry Inlet Diamond Property in which it is earning up to a 60% interest pursuant to an option and joint venture agreement.

In connection with the private placement, Anglo Swiss paid Limited Market Dealer Inc. ("LMD") a finder's fee of $30,000.  In addition, Anglo Swiss granted LMD broker options to purchase an aggregate of 500,000 units (the "Broker Units") of Anglo Swiss at a price of $0.10 per Broker Unit on or before December 17, 2010.  Each Broker Unit is comprised of one common share and one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share at a price of $0.18 per share during the first 12 month period and at a price of $0.25 per share during the second 12 month period.

All of the securities issued by Anglo Swiss pursuant to the private placements are subject to a four-month hold period under Canadian securities laws and are subject to restrictions on resale prior to April 18, 2009.

Len Danard, President and Chief Executive Officer of Anglo Swiss, commented, "We are very pleased to have completed this second private placement with the MineralFields Group as it will provide our company with the funds to continue with the ongoing exploration of the Kenville Gold Property and the Fry Inlet Diamond Property".

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com.  First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies.  MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

This press release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains forward-looking statements which are based on Anglo Swiss' current internal expectations, which may prove to be incorrect.  These statements are not a guarantee of future performance and undue reliance should not be placed on them.  Such forward-looking statements necessarily involve known and unknown risks and uncertainties that are common to junior mineral exploration companies.  These risks and uncertainties include, among other things, Anglo Swiss' need for additional funding to continue its exploration efforts, changes in general economic, market and business conditions; and competition for, among other things, capital and skilled personnel. Anglo Swiss undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.